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3-16-04

V4 3-4-04

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SE[redacted] COMMISSION
04001704 549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2004
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-10608

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Transatlantic Securities Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Sherbrooke street West, suite 2200
(No. and Street)

Montreal (City) Quebec Canada (State) H3A 3R7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Dorey, CA (514) 847-7638
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raymond Chabot Grant Thornton
(Name — *if individual, state last, first, middle name*)

600, de la Gauchetiere West, suite 1900, Montreal, Quebec, Canada H3B 4L8
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JOS
3/23

OATH OR AFFIRMATION

I, Robert Dorey, CA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transatlantic Securities Company, L.P., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NICOLE LEDUC
162 549
COMMISSAIRE À L'ASSERMENTATION
TOUS LES DISTRICTS JUDICIAIRES DU QUÉBEC

Robert Dorey
Signature

Vice president Finance / CFO
Title

Nicole Leduc
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Transatlantic Securities Company, Limited Partnership
Computation of Net Capital Pursuant to
Uniform Net Capital Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2003 **Schedule I**

Net capital		
Total ownership equitystockholder's equity		$ 2,385,015
Substract nonallowable assets		
Securities owned not readily marketable	$ 19,500	
Memberships in exchanges	90,000	
Receivables from affiliates	48,799	
Prepaid expenses	53,956	
Other accounts receivables	32,889	
Deposits with clearing organizations	304,504	549,648
Other deductions and/or charges	247,873	
Haircuts on Canadian Cash	75,892	
Haircuts on insurance deductible	164,398	240,290
Net capital		$ 1,595,077
Aggregate indebtedness		
Payable to brokers or dealers and clearing organizations		
Failed to receive: Other		$ 41,727
Clearing organizations: Other		13,075
Accounts payable and accrued liabilities		38,164
Total aggregate indebtedness		$ 92,966
Minimum net capital		$ 100,000
Excess net capital		$ 1,495,077
Ratio - Aggregate indebtedness to net capital		.06 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission
There are no differences between the amounts presented above and the amounts reported in the December 31, 2003 FOCUS report as filed

Transatlantic Securities Company, Limited Partnership
Computation for Determination of Reserve Requirements
And Information Relating to Possession of Control
Requirements Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2003 **Schedule II**

The Company is exempt form the provisions of rule 15c3-3 in accordance with Section k(2) (i).

Raymond Chabot Grant Thornton

Chartered Accountants
General Partnership

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2004
DIVISION OF MARKET REGULATION

AUDITOR'S REPORT

To the United States Securities
and Exchange Commission

We have audited the balance sheet of Transatlantic Securities Company, Limited Partnership as at December 31, 2003 and the statements of earnings, capital and changes in cash resources for the year then ended. Our examination was made in accordance with Canadian generally accepted auditing standards, and accordingly included such tests and other procedures as we considered necessary in the circumstances and we have issued thereon an unqualified opinion on January 23, 2004.

The information contained in supplementary schedules I and II and required by Rule 17a-5 under the Securities Exchange Act of 1934, although not considered necessary for a fair presentation of the results of operations in conformity with Canadian generally accepted accounting principles, is presented for supplementary analysis purposes. Such information in relation to the financial statements has been subjected to the audit procedures applied in the audit of the financial statements and in our opinion, is presented fairly in all material respects, in relation to the financial statements taken as a whole.

Raymond Chabot Grant Thornton

Chartered Accountants

Montreal, Canada
January 23, 2004

Suite 1900
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
Internet: www.rcgt.com

Member of Grant Thornton International

Raymond Chabot Grant Thornton

Chartered Accountants
General Partnership

January 23, 2004

Mr. James Mulhern
NASD Inc.
260, Franklin Street
16th floor
Boston, Massachussetts 02110
U.S.A.

Dear Mr. Mulhern:

Subject: **Transatlantic Securities Company, Limited Partnership**

We have examined the financial statements of the above-mentioned company ("the company") for the year ended December 31, 2003 and have issued our report thereon dated January 23, 2004. As part of our examination, we made a study and evaluation of the systems of internal accounting control to the extent we considered necessary to evaluate the systems as required by Canadian generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission.

This study and evaluation included the accounting system. It did not include the study and evaluation of the procedures for safeguarding securities that may be received by Transatlantic Securities Company, Limited Partnership as the company does not handle any securities. However, our study and evaluation included practices and procedures followed by the company in making quarterly examinations, verifications and comparisons, and the recording of differences required by Rule 17a-13 of securities (in transfer, in transit, borrowed, deposited, failed to receive, failed to deliver), which were not in its physical possession. Based on our study and evaluation, nothing has come to our attention that causes us to believe that theses practices and procedures are not followed.

In connection with the study and evaluation of the practices and procedures followed by the company in making periodic computations of aggregate indebtedness and net capital under Rule 17a-5(a), we have discussed these procedures with the officers of the company and have obtained verbal representations that these procedures and calculations, as they are applied to the internally prepared financial statements, are identical to those performed at year end.

Suite 1900
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
Internet: www.rcgt.com

As of December 31, 2003, Transatlantic Securities Company, Limited Partnership is exempt from Rule 15C3-3 under paragraph K-2(a) because the company does not carry any margin accounts on behalf of its customers and because it promptly transmits all customer funds and arranges to have all securities delivered in connection with its activities as a broker. No facts came to our attention to indicate that the exemption had not been complied with .

Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under Canadian generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary to express an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management.

However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our examination of the financial statements made in accordance with Canadian generally accepted auditing standards, including the study and evaluation of the company's system of internal accounting control for the year ended December 31, 2003 that was made for the purposes set forth in the first paragraph of this report, would not necessarily disclose all weaknesses in the system because it was based on selective tests of accounting records and related date.

However, such study and evaluation disclosed no conditions that we believe to be material weaknesses.

Our opinion recognized that it is not practicable in an organization the size of Transatlantic Securities Company, Limited Partnership to achieve all the division of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Yours truly,

Raymond Chabot Grant Thornton

RAYMOND CHABOT GRANT THORNTON
Chartered Accountants

Transatlantic Securities Company, Limited Partnership

Financial Statements
December 31, 2003

Chartered Accountants
General Partnership

Auditors' Report

To the Partners of
Transatlantic Securities Company,
Limited Partnership

We have audited the balance sheet of Transatlantic Securities Company, Limited Partnership as at December 31, 2003 and the statements of earnings, capital and cash flows for the year then ended. These financial statements are the responsibility of the Limited Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Limited Partnership as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Raymond Chabot Grant Thornton

Chartered Accountants

Montréal, Canada
January 23, 2004

Suite 1900
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
Internet: www.rcgt.com

Member of Grant Thornton International

Transatlantic Securities Company, Limited Partnership
Earnings

Year ended December 31, 2003
(In U.S. dollars)

	2003	2002
	$	$
Income		
Commissions, net	**2,499,517**	2,249,238
Gain on disposal of investments	**10,180**	916,780
Other		80,000
	2,509,697	3,246,018
Operating expenses		
Brokerage charges	**75,218**	43,208
Telecommunications	**80,462**	126,425
Clearing fees	**58,427**	63,906
General brokerage	**56,209**	68,486
Differences on transactions	**13,881**	15,486
Amortization of property, plant and equipment	**77**	972
	284,274	318,483
Earnings before other expenses (income)	**2,225,423**	2,927,535
Other expenses (income)		
Administrative expenses	**827,110**	1,041,857
Professional fees	**219,624**	264,721
Subsidiary's current income taxes	**1,212**	30,155
Exchange loss (gain)	**14,720**	(15,266)
Location of stock exchange membership	**(70,000)**	
Interest income	**(40,465)**	(26,071)
Miscellaneous	**(2,141)**	
	950,060	1,295,396
Net earnings	**1,275,363**	1,632,139

The accompanying notes are an integral part of the financial statements.

Transatlantic Securities Company, Limited Partnership
Capital

Year ended December 31, 2003
(In U.S. dollars)

	General Partner	Limited Partner		2003	2002
	Transatlantic Securities Limited	Lombard Odier Darier Hentsch Company of Canada, Limited Partnership	Balance undistributed to partners	Total	Total
	$	$	$	$	$
Capital investment	50,000	150,000	–	200,000	200,000
Current accounts					
Balance, beginning of year	5,000	1,570,524	909,652	2,485,176	2,066,707
Attribution (Note 2)		909,652	(909,652)		
Drawings	(5,000)	(1,570,524)		(1,575,524)	(1,213,670)
	–	909,652	–	909,652	853,037
Net earnings	5,000	1,270,363		1,275,363	1,632,139
Balance, end of year	5,000	2,180,015	–	2,185,015	2,485,176
Capital, end of year	55,000	2,330,015	–	2,385,015	2,685,176

The accompanying notes are an integral part of the financial statements.

Transatlantic Securities Company, Limited Partnership
Cash Flows

Year ended December 31, 2003
(In U.S. dollars)

	2003	2002
	$	$
OPERATING ACTIVITIES		
Net earnings	**1,275,363**	1,632,139
Gain on disposal of investments		(916,780)
Non-cash items		
Amortization of property, plant and equipment	**77**	972
Disposal of property, plant and equipment	**5,631**	
Changes in working capital items (Note 4)	**(233,643)**	99,021
Cash flows from operating activities	**1,047,428**	815,352
INVESTING ACTIVITIES		
Investments and deposits with stock exchanges and cleaning organizations	**(65,885)**	(316)
Disposal of investments		921,781
Cash flows from investing activities	**(65,885)**	921,465
FINANCING ACTIVITIES		
Drawings and cash flows from financing activities	**(1,575,524)**	(1,213,670)
Net increase (decrease) in cash and cash equivalents	**(593,981)**	523,147
Cash and cash equivalents, beginning of year	**2,467,737**	1,944,590
Cash and cash equivalents, end of year	**1,873,756**	2,467,737

The accompanying notes are an integral part of the financial statements.

Transatlantic Securities Company, Limited Partnership
Balance Sheet

December 31, 2003
(In U.S. dollars)

	2003	2002
	$	$
ASSETS		
Current assets		
Cash and cash equivalents	**1,873,756**	2,467,737
Receivable from customers	**54,577**	
Receivable from brokers		33,026
Receivable from a company under common control, without interest	**48,799**	
Other accounts receivable and prepaid expenses (Note 5)	**86,845**	40,949
	2,063,977	2,541,712
Stock exchange membership, at cost (market value: $1,500,000; $1,750,000 in 2002) (Note 6)	**90,000**	90,000
Investments and deposits with stock exchanges and cleaning organizations, at cost (Note 7)	**324,004**	258,119
Property, plant and equipment (Note 8)		5,708
	2,477,981	2,895,539
LIABILITIES		
Current liabilities		
Payable to customers		34,985
Other accounts payable and accrued liabilities (Note 9)	**38,164**	75,419
Payable to brokers	**54,802**	
Payable to a company under common control, without interest		99,959
	92,966	210,363
PARTNERS' EQUITY		
Capital		
Capital investment	**200,000**	200,000
Current accounts	**2,185,015**	2,485,176
	2,385,015	2,685,176
	2,477,981	2,895,539

The accompanying notes are an integral part of the financial statements.

On behalf of the Board of Directors of Transatlantic Securities Limited in its capacity as General Partner

Director   Director

1 - GOVERNING STATUTES AND NATURE OF OPERATIONS

Transatlantic Securities Company, Limited Partnership is a limited partnership which is a member firm of the New York Stock Exchange and which rents its stock exchange membership. The Limited Partnership is engaged in the stock brokerage business in Canada and the United States.

2 - LIQUIDATION OF THE SUBSIDIARY

On August 25, 2003, the Limited Partnership liquidated its wholly-owned subsidiary, TSC Cleaning Services Inc. The statement of earnings includes the accounts of the Limited Partnership and its wholly-owned subsidiary until its liquidation date. In addition, the balance undistributed to partners which represented the subsidiary's retained earnings has been attributed to the Limited Partnership.

The accounts for the 2002 year, shown for comparative figures, were the consolidated financial statements of the Limited Partnership.

3 - ACCOUNTING POLICIES

Financial statements

The financial statements are expressed in United States dollars to facilitate their comprehension by foreign users.

The financial statements include only the assets, liabilities, income and expenses of the Limited Partnership's operations. The statement of earnings does not include the partners' income taxes in determining the net earnings of the Limited Partnership.

Accounting estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management's best knowledge of current events and actions that the Limited Partnership may undertake in the future. Actual results may differ from those estimates.

Security transactions

Security transactions are recorded in the accounts on settlement date. Commission income and related expenses for transactions executed for customers but not yet settled are accounted for under the accrual basis of accounting.

(In U.S. dollars)

3 - ACCOUNTING POLICIES (Continued)

Foreign currency translation

The Limited Partnership applies the temporal method of accounting for the translation of Canadian currency into United States dollars. Under this method, current assets and current liabilities are translated at the exchange rate in effect at the balance sheet date and revenue and expense items are translated at the average exchange rate for the year. Gains and losses resulting from changes in exchange rates are reflected in the statement of earnings.

Cash and cash equivalents

The Limited Partnership's policy is to present cash and temporary investments having a term of three months or less from the acquisition date with cash and cash equivalents.

Financial instruments

Fair value of cash and cash equivalents, accounts receivable and current liabilities is equivalent to their carrying amount, given that will mature shortly.

Guarantees

In February 2003, the Canadian Institute of Chartered Accountants issued Accounting Guideline No. 14 (AcG-14), *Disclosure of Guarantees*, which clarifies disclosure requirements for certain guarantees. The Limited Partnership adopted the new recommendations effective January 1, 2003. In the normal course of business, the Limited Partnership may enter into numerous agreements that may contain features that meet the AcG-14 definition of a guarantee. Significant guarantees that the Limited Partnership has provided to third parties are presented in Note 12.

4 - INFORMATION INCLUDED IN THE STATEMENT OF CASH FLOWS

The changes in working capital items are detailed as follows:

	2003	2002
	$	$
Receivable from clients	(54,577)	
Receivable from brokers	33,026	(33,026)
Receivable from a company under common control	(48,799)	
Other accounts receivable and prepaid expenses	(45,896)	(467)
Payable to brokers	54,802	
Payable to customers	(34,985)	34,899
Other accounts payable and accrued liabilities	(37,255)	40,083
Payable to a company under common control	(99,959)	57,532
	(233,643)	99,021

(In U.S. dollars)

4 - INFORMATION INCLUDED IN THE STATEMENT OF CASH FLOWS (Continued)

Cash flows relating to interest and income taxes on operating activities are detailed as follows:

	2003	2002
	$	$
Interest received	**40,465**	26,071
Income taxes paid	**31,212**	555

5 - OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	2003	2002
	$	$
Taxes receivable and other	**32,889**	26,129
Prepaid expenses	**53,956**	14,820
	86,845	40,949

6 - STOCK EXCHANGE MEMBERSHIP

On June 20, 2003, the Limited Partnership has signed a lease agreement of its New York stock exchange membership maturing on July 2, 2004. The monthly instalments are $16,667.

7 - INVESTMENTS AND DEPOSITS WITH STOCK EXCHANGES AND CLEARING ORGANIZATIONS

	2003	2002
	$	$
Deposits		
Depository Trust Company	**50,000**	50,000
National Securities Clearing Corporation	**200,000**	150,000
Canadian Depository of Securities Ltd.	**54,504**	38,619
	304,504	238,619
Shares and warrants, at cost		
National Association of Securities Dealers	**19,500**	19,500
	324,004	258,119

(In U.S. dollars)

8 - PROPERTY, PLANT AND EQUIPMENT

			2002
	Cost	Accumulated amortization	Net
	$	$	$
Office furniture	1,221	610	611
Leasehold improvements	8,495	3,398	5,097
	9,716	4,008	5,708

9 - OTHER ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2003	2002
	$	$
Incomes taxes payable from the subsidiary		30,000
Other	**38,164**	45,419
	38,164	75,419

10 - BANK LOAN

The Limited Partnership has an authorized revolving bank line of credit for an amount equivalent to CA$2,000,000 which can be borrowed in Canadian or U.S. currency at the prime rate plus 0.5% of the loan currency, renewable on May 31, 2004. This bank line of credit is secured by a universal hypothec on movables for a maximum amount of CA$2,300,000. The Limited Partnership is required to maintain a tangible net worth of US$1,000,000. As at December 31, 2003, the Limited Partnership is in compliance with this ratio and no amount of the line of credit was used.

11 - RELATED PARTY TRANSACTIONS

Related parties

Transatlantic Securities Company, Limited Partnership is held by Lombard Odier Darier Hentsch Company of Canada, Limited Partnership and Transatlantic Securities Limited. The Limited Partnership is under the same control as Lombard, Odier Darier Hentsch & Cie, Lombard Odier Darier Hentsch Trust Inc., Lombard Odier Darier Hentsch (Canada) Inc. and Lombard Odier Darier Hentsch Services Inc.

(In U.S. dollars)

11 - RELATED PARTY TRANSACTIONS (Continued)

Transactions during the year

Income arising from transactions with the Lombard Odier Darier Hentsch Group, Geneva is detailed as follows:

	2003	2002
	$	$
Net commissions	**2,108,560**	1,814,242
Other		80,000
	2,108,560	1,894,242

Included in administrative expenses are amounts totalling $643,853 ($864,220 in 2002) charged by Lombard Odier Darier Hentsch Company of Canada, Limited Partnership as the share of the Limited Partnership for certain employees' salaries, office rent, computer expenses, interest, office supplies and telecommunications, and management fees totalling $54,985 ($70,375 in 2002).

Moreover, the Limited Partnership charged to Lombard Odier Darier Hentsch Company of Canada, Limited Partnership its share of financial information and telecommunications fees in the amount of $65,910 ($43,518 in 2002).

These transactions, concluded in the normal course of business, are measured at the exchange amount.

12 - GUARANTEES

On November 11, 2003, the Limited Partnership granted two hypothecs valued to $1,000,000,000 each to The Canadian Depository for Securities Limited consisting in one movable hypothec with delivery on all securities held in the Limited Partnership's name and one movable hypothec without delivery on all client securities held through the settlement service of The Canadian Depository for Securities Limited in order to reduce the inherent risk related to the organization's settlement service.